U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August, 2002

ROYAL BANK OF CANADA

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) ______________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Peter W. Currie

Name:	Peter W. Currie
Title:	Vice-Chairman and Chief Financial Officer

Date:	August 23, 2002

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Third Quarter 2002 Report to Shareholders